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                                                                     EXHIBIT 8.2



                                 August  , 1994




Momentum Corporation
Koll Center Bellevue
500 108th Avenue N.E.
Bellevue, Washington  98004


Re:     MOMENTUM CORPORATION:  MERGER OF MOMENTUM INTO PHILLIPS & JACOBS,
        INCORPORATED


Dear Sir or Madam:

         This opinion is being delivered to you in connection with Section 7.3(e) of the Agreement and Plan of Reorganization (the "Agreement") by and between MOMENTUM CORPORATION ("Momentum"), a Delaware corporation, and PHILLIPS & JACOBS, INCORPORATED ("Phillips"), a Pennsylvania corporation, dated as of May 27, 1994.

         Except as otherwise provided, capitalized items referred to herein have the same meaning as set forth in the Agreement. All Section references unless otherwise indicated are to the Internal Revenue Code of 1986, as amended (the "Code").

         Pursuant to the Agreement, Momentum will merge with and into Phillips, (the "Merger"), which will be renamed PrimeSource Corporation ("PrimeSource"). Phillips shareholders will retain their ownership of Phillips Shares under the name of PrimeSource. Each outstanding share of Momentum common stock, par value $1.00 per share, will be converted into .71 shares of PrimeSource common stock, par value $.01 per share and the right to receive a cash payment in lieu of the issuance of fractional shares, and as a result thereof the identity and separate existence of Momentum will cease. In connection with the Merger, the Articles of Incorporation of Phillips will be amended to increase the number of shares of authorized capital, to change its corporate name and to make certain other changes.

         We have acted as legal counsel to Momentum in connection with the Merger. As such, and for the purposes of rendering this opinion, we have examined and are relying upon, without independent investigation or review thereof, the truth and accuracy, at all times, of the statements, covenants, representations and warranties contained in the following documents:

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         1.      The Agreement adopted by the Phillips and Momentum Boards of
Directors as of May 27, 1994;

         2. The registration statement on Form S-4, including the prospectus and joint proxy statement of Phillips and Momentum contained therein, which was declared effective by the Securities and Exchange Commission on ____________________, 1994;

         3. Representations made to us by Momentum and Phillips in a letter reproduced as Exhibit A hereto; and

         4. Such other instruments and documents related to the formation, organization, and operation of Momentum and Phillips, the consummation of the Merger, and the transactions contemplated thereby as we deemed necessary or appropriate.


         In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon without independent investigation or review) that:

         1. Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents and there has been, or will be by the Closing Date of the Merger), due execution and delivery of all documents where execution and delivery are prerequisites to effectiveness thereof; and

         2. The Merger will be effective under the applicable laws of the Commonwealth of Pennsylvania and the State of Delaware.


         Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations, and qualifications set forth herein, we are of the opinion that:

         1. The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Both Momentum and Phillips will be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

         2. No gain or loss will be recognized by holders of Momentum Shares, except that a Momentum stockholder who receives cash in the Merger in lieu of a fractional interest in PrimeSource Shares will be treated for federal income tax purposes as having received cash in redemption of such fractional share interest. The stockholder will recognize gain or loss as of the Effective Time equal to the difference between the amount of cash received and the portion of the stockholder's adjusted tax basis in the Momentum Share allocable to such fractional interest. Any gain or loss generally will be capital gain or loss if the stockholder holds the Momentum Shares as

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a capital asset at the Effective Time and will be long-term capital gain if the holding period for the fractional interest deemed to be received and then redeemed is more than one year;

         3. The aggregate tax basis of PrimeSource Shares received in the Merger will equal the aggregate tax basis of Momentum Shares exchanged therefor, reduced by any amount allocable to any fractional share interest of Momentum shareholders for which cash is received;

         4. No gain or loss will be recognized to Momentum in connection with the Merger;

         5. Provided that the Momentum Shares are held as a capital asset at the Effective Time, the holding period of PrimeSource Shares will include the holding period of Momentum Shares; and

         6. The tax basis of the Momentum assets in the hands of PrimeSource will be the same as the basis of such assets in the hands of Momentum immediately prior to the Effective Time and PrimeSource will generally succeed to and take into account the tax attributes of Momentum.


         In addition to the assumptions set forth above, this opinion is subject to the exemptions, limitations and qualifications set forth below:

         1. This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts and there is no assurance that the Internal Revenue Service could not successfully assert a contrary opinion. Furthermore, no assurance can be given that future legislation, judicial or administrative changes, either on a prospective or retroactive basis, would not adversely effect the accuracy of the conclusions stated herein.

         2. This opinion addresses only the classification of the Merger as a reorganization under Section 368 of the Code and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other related transactions.

         3. No opinion is expressed as to any transaction other than the Merger as described in this opinion.

         4. This opinion has been delivered to you for the purpose of satisfying the conditions set forth in the Agreement and is intended solely for your benefit; except as provided in the next sentence, it may not be relied upon for any other purpose or by any other person or entity and it may not be made available to any other person or entity without our prior written consent.

                                                Very truly yours,

                                                PRESTON GATES & ELLIS


                                                By
                                                   Charles H. Purcell